

Mail Stop 4628

September 13, 2017

John A. Brda
President and Chief Executive Officer
Torchlight Energy Resources, Inc.
5700 W. Plano Parkway, Suite 3600
Plano, TX 75093

> **Re: Torchlight Energy Resources, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 25, 2017**
> **File No. 333-220181**

Dear Mr. Brda:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Based on publicly available information, it appears that the aggregate market value of your voting and non-voting common equity held by non-affiliates during the 60 days prior to the date of filing of the registration statement may not have exceeded $75 million, as required by General Instruction I.B.1 of Form S-3. Please advise us as to the basis for your eligibility to register securities on Form S-3 at this time. To the extent you intend to rely upon General Instruction I.B.6, please revise your prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and non-voting common equity and the amount of all securities offered during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6 of Form S-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Advisor, at (202) 551-3763 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Robert D. Axelrod
           Axelrod, Smith & Kirshbaum